AH
2/19/2002

TC 2/15/02

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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**


02005340

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-43882 |

SEC RECEIVED FEB 11 2002 WASHINGTON D.C.

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GBM International, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14090 Southwest Freeway Suite 407
(No. and Street)

Sugar Land (City) TX (State) 77478 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Nunn 281 295-4500
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLP
(Name — if individual, state last, first, middle name)

1201 Louisiana (Address) Houston (City) TX (State) 77002 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 22 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, Richard Nunn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GBM International, Inc, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Vice President - Finance

Title

ERICA Y. LUTFI
MY COMMISSION EXPIRES
August 8, 2005

Notary Public

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A See Note 9
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A See Note 8
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A See Sched 1
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# GBM International, Inc.

(a wholly-owned subsidiary of Portfolio Investments, Inc.)
Financial Statements and Supplementary Information
Pursuant to Rule 17a-5 of the Securities and Exchange Commission and Rule 1.16 of the Commodity Futures Trading Commission
December 31, 2001



**PricewaterhouseCoopers LLP**
1201 Louisiana, Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

## Report of Independent Accountants

To the Board of Directors of
GBM International, Inc. (a wholly-owned subsidiary of
Portfolio Investments, Inc., which is wholly-owned by
GBM Grupo Bursatil Mexicano S.A. de C.V., Casa de Bolsa)

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of GBM International, Inc. (International or Company) at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 18, 2002

## GBM International, Inc.
**(a wholly-owned subsidiary of Portfolio Investments, Inc.)**
**Statement of Financial Condition**
**December 31, 2001**

### Assets

| | |
|---|---|
| Cash and cash equivalents | $ 36,053 |
| Receivable from nonaffiliated brokers and dealers | 1,547,340 |
| Deposits held by clearing brokers, restricted | 100,000 |
| Securities owned - marketable, at market value | 750,492 |
| Equipment, less accumulated depreciation of $201,914 | 5,296 |
| Deferred income tax, net | 161,000 |
| Receivables from affiliates | 37,668 |
| Other assets | 28,071 |
| Total assets | $ 2,665,920 |

### Liabilities

| | |
|---|---|
| Securities sold, not yet purchased, at market value | $ 449,100 |
| Accounts payable and accrued expenses | 159,813 |
| Income tax payable | 61,000 |
| Total liabilities | 669,913 |

### Stockholder's Equity

| | |
|---|---|
| Common stock, no par value, 1,000 shares authorized; 725 shares issued and outstanding | 9,219,235 |
| Accumulated deficit | (7,223,228) |
| Total stockholder's equity | 1,996,007 |
| Total liabilities and stockholder's equity | $ 2,665,920 |

The accompanying notes are an integral part of these financial statements.

## GBM International, Inc.
**(a wholly-owned subsidiary of Portfolio Investments, Inc.)**
**Statement of Operations**
**Year Ended December 31, 2001**

| | |
|---|---|
| Revenues: | |
| Net dealer inventory and investment gain | $ 692,216 |
| Commission income | 1,185,852 |
| Interest and dividend income | 255,117 |
| Other income | 251 |
| | 2,133,436 |
| Expenses: | |
| Employee compensation and benefits | 535,198 |
| Interest expense | 26,297 |
| Clearing, execution and commission fees | 348,880 |
| Occupancy, equipment and communication costs | 231,672 |
| Professional fees | 173,828 |
| Other | 264,525 |
| | 1,580,400 |
| Income before income tax expense | 553,036 |
| Income tax expense | 289,000 |
| Net income | $ 264,036 |

The accompanying notes are an integral part of these financial statements.

## GBM International, Inc.
**(a wholly-owned subsidiary of Portfolio Investments, Inc.)**
**Statement of Changes in Stockholder's Equity**
**Year Ended December 31, 2001**

| | Common stock (shares) | Common stock | Accumulated deficit | Total |
|---|---|---|---|---|
| Balance, December 31, 2000 | 725 | $ 10,302,720 | $ (7,487,264) | $ 2,815,456 |
| Return of capital to Parent | | (1,083,485) | | (1,083,485) |
| Net income | | | 264,036 | 264,036 |
| Balance, December 31, 2001 | 725 | $ 9,219,235 | $ (7,223,228) | $ 1,996,007 |

The accompanying notes are an integral part of these financial statements.

## GBM International, Inc.
**(a wholly-owned subsidiary of Portfolio Investments, Inc.)**
**Statement of Cash Flows**
**Year Ended December 31, 2001**

| | |
|---|---|
| Cash flows from operating activities:- | |
| Net income | $ 264,036 |
| Adjustments to reconcile net income to net cash used in operating activities: | |
| Depreciation and amortization | 9,229 |
| Deferred income tax expense | 70,000 |
| Changes in: | |
| Receivables from nonaffiliated brokers and dealers | (1,086,647) |
| Income tax receivable/payable | 1,377,830 |
| Securities owned, net | (247,204) |
| Other assets | 27,029 |
| Securities sold, not yet purchased, net | 449,100 |
| Accounts payable and accrued expenses | 66,906 |
| Receivable from/payable to affiliate | 166,360 |
| Net cash provided by operating activities | 1,096,639 |
| Cash flows from financing activities: | |
| Return of capital to Parent | (1,083,485) |
| Net cash used in financing activities | (1,083,485) |
| Net increase in cash and cash equivalents | 13,154 |
| Cash and cash equivalents at beginning of year | 22,899 |
| Cash and cash equivalents at end of year | $ 36,053 |
| Supplemental disclosures: | |
| Interest paid | $ 26,297 |
| Taxes paid | 160,000 |

The accompanying notes are an integral part of these financial statements.

# GBM International, Inc.
**(a wholly-owned subsidiary of Portfolio Investments, Inc.)**
**Notes to Financial Statements**
**December 31, 2001**

## 1. Description of Business

GBM International, Inc. (International) was incorporated for the purpose of serving as an introducing broker-dealer and to conduct certain investment banking activities. International is a wholly-owned subsidiary of Portfolio Investments, Inc. (PI), which is a wholly-owned subsidiary of GBM Grupo Bursatil Mexicano S.A. de C.V. Casa de Bolsa (GBM Mexico). International is registered with the Securities and Exchange Commission as a broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). International is also registered with the Commodity Futures Trading Commission as an introducing broker and is a member of the National Futures Association. International executes securities trades for customers as agent and principal, futures trades as agent, and securities trading for its own account. All customer securities and futures transactions are cleared on a fully disclosed basis through unaffiliated broker-dealers. Accordingly, International does not carry customer accounts and does not receive, deliver or hold cash or securities in connection with such transactions.

## 2. Summary of Significant Accounting Policies

### Cash and Cash Equivalents
For purposes of the statement of cash flows, International considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

### Securities Transactions
Securities owed and securities sold, not yet purchased are valued at market value. Unrealized gain or loss from marking securities owned and securities sold, not yet purchased, to market value is included in income under the caption net dealer inventory and investment gain.

Securities transactions and related income and expense are recorded on the trade date. Realized gains and losses from sales of securities and derivatives are computed using the first-in, first-out method. Substantially all of the net dealer inventory and investment gain relate to security positions in companies domiciled in Mexico and South America.

### Equipment
Equipment is carried at cost less accumulated depreciation. Depreciation of equipment is computed using the double-declining balance method over the useful life of equipment, which is estimated to be five years. Cost of maintenance and repairs is charged to expense. Cost and accumulated depreciation are removed from the accounts when assets are sold or retired, and the resulting gains and losses are included in operations.

### Income Taxes
International's revenue and expenses are included in the consolidated tax return filed by PI. International's tax calculations are made as if International prepared a separate tax return. Additionally, International may record a tax benefit, as such benefit can be utilized in the consolidated return.

International uses the liability method of accounting for income taxes that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in International's financial statements or would have been recognized in its Parent's consolidated tax return. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates. International provides a valuation allowance, if necessary, to reduce deferred tax assets to amounts that are more likely than not to be realized.

**Foreign Currency Translation**
In the normal course of business, International enters into securities transactions which are denominated in foreign currencies, primarily the Mexican peso. Realized and unrealized foreign currency gains and losses on such transactions are recorded in the current period and are included in the caption net dealer inventory and investment gain. International recorded net realized and unrealized foreign currency loss of $1,465 in 2001. For purposes of reporting cash flows, International has determined that the effect of exchange rate changes on foreign currency transactions is immaterial.

**Fair Value of Financial Instruments**
Management has determined that the fair value of the Company's financial instruments is equivalent to the carrying amount of such financial instruments as presented or disclosed in the financial statements.

**Options Contracts**
International enters into various transactions involving written and purchased options to buy or sell securities. International has a variety of reasons to use options, such as an attempt to protect International against possible changes in the market value of its portfolio or for speculative purposes. As a writer of options, International receives a premium in exchange for giving the counterparty the right, but not the obligation, to buy or sell securities at a future date at a contracted price. Risk will vary based on changes in the market value of the underlying instruments and is not limited to the premium received. As a purchaser of options, International pays a premium in exchange for obtaining the right, but not the obligation, to buy or sell securities at a future date at a contracted price. Risk is limited to the premium paid by International. All options contracts are marked to market, with gains and losses recorded in income. There were no options outstanding at December 31, 2001.

**Futures Contracts**
International enters into various futures transactions either as a seller or buyer for both hedging and speculative purposes. In hedging transactions, International is at risk to the extent that the market value of the exposure being hedged (i.e., foreign currencies and interest rates) does not change in the opposite direction of the futures being used as the hedge. In speculative futures transactions, International is at risk to the extent that the market value of the exposure changes adversely to the position sold or purchased. All futures contracts are marked to market with unrealized gains and losses recorded in income.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Since management's judgment includes making estimates concerning the likelihood of future events, the actual results could significantly differ from those estimates.

**Risks and Uncertainties**
Securities owned and securities sold, not yet purchased which are recorded at fair value have exposure to market risk, including the volatility of securities markets. Significant changes in the prices of securities owned could have a significant impact on International's results of operations for any particular year.

International has securities owned denominated in Mexican pesos. To the extent these positions are not hedged, International has exposure to variability in currency exchange rates.

## 3. Transactions with Affiliates and Related Parties

Occasionally, International enters into securities transactions in Mexico which are cleared by GBM Mexico, an affiliated securities dealer domiciled in and regulated by the government of Mexico, however, there were no transactions entered into during 2001. Additionally, International executes orders, either as principal or agent, on behalf of GBM Mexico. Commission income from GBM Mexico for 2001 was $718,513.

International invests in mutual funds for which the fund advisor and the trustee are related parties of International. During the year ended December 31, 2001, International purchased and sold units of these mutual funds in the amount of $869,904 and $160,611, respectively. The investments in these mutual funds totaled $732,779 at December 31, 2001. International did not earn dividends from these funds during the year.

In addition, receivables due from employees totaled $9,591 at December 31, 2001 which are reflected in other assets. During fiscal year 2001, new borrowings totaled $17,273 and payments received from employees totaled $10,634.

## 4. Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased, for 2001 consist of the following at market values:

| | Owned | | Sold, not yet purchased | |
|---|---|---|---|---|
| | Cost | Market | Cost | Market |
| U.S. securities: | | | | |
| Corporate stocks | $ 26,538 | $ 18,172 | $ 442,355 | $ 449,100 |
| Foreign securities: | | | | |
| Corporate stocks | 2,199 | 1 | | |
| Mutual funds | 709,383 | 732,779 | | |
| | 738,120 | 750,952 | 442,355 | 449,100 |
| Futures - liability | | (460) | | |
| | $ 738,120 | $ 750,492 | $ 442,355 | $ 449,100 |

International's derivative financial instruments held for hedging purposes as of December 31, 2001 were futures contracts with notional amounts of $218,890. The notional amounts related to these derivative instruments reflect the volume of activity and do not reflect the amounts at risk.

All of International's derivative financial instruments expire in less than three months.

## 5. Income Taxes

The income tax expense is composed of the following at December 31, 2001:

| | |
|---|---|
| Current | $ 219,000 |
| Deferred | 70,000 |
| | $ 289,000 |

Deferred income taxes reflect the net effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax reporting purposes. Deferred tax asset, net comprise of the following at December 31, 2001:

| | |
|---|---|
| Unrealized loss on securities | $ (2,000) |
| Capital loss carryovers | 263,000 |
| | 261,000 |
| Valuation allowance | (100,000) |
| Deferred tax asset, net | $ 161,000 |

A valuation allowance has been established against the asset relating to the capital loss carryover, as it has been determined that is more likely than not that the future benefit will not be realized.

International has capital loss carryforwards for federal income tax purposes of approximately $771,000 which expire between 2002 and 2006.

## 6. Commitments and Contingencies

In the normal course of business, International enters into securities sales transactions for its own account. If the securities subject to such transactions are not in its possession, International is subject to risk of loss if it must acquire the securities on the open market at a price which exceeds the contract amount of the transaction. At December 31, 2001, International had sold securities that it did not own and is, therefore, obligated to purchase such securities at a future date.

International executes securities and futures transactions on behalf of its customers. If either the customer or the counterparty fails to perform, International may be required to discharge the obligation of the nonperforming party. In such circumstances, International may sustain a loss if the market value of the security or futures contract is different from the contract value of the transaction. International does not expect nonperformance by customers or counterparties.

International's policy is to monitor its market exposure, customer risk and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including marking-to-market securities and any related collateral as well as requiring adjustments of collateral levels as necessary. In addition, International has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

International leases office space under a noncancelable operating lease which provides for a base annual rental and additional rental based on the lessor's operating expenses for the year. Rental expense approximated $56,000 in 2001. Future base rents under the lease agreement aggregate approximately $3,200 per month through September 2006.

## 7. Concentration of Market Risk

Approximately 98% of International's long positions involve securities of companies domiciled in Mexico and South America. Consequently, the ability of the International to maintain appropriate levels of trading activity in Mexican and South American securities and the value of such securities outstanding are impacted by economic and business conditions in Mexico and South America.

## 8. Net Capital Requirements

International is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires

## 8. Net Capital Requirements

International is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. International is also subject to the Commodity Futures Trading Commission's minimum financial requirements (Regulation 1.17). At December 31, 2001, International had net capital, as defined, of $885,718, which was $635,718 in excess of the required minimum net capital of $250,000. International's ratio of aggregate indebtedness was .25-to-1 at December 31, 2001.

International is exempt from the provisions of SEC Rule 15c3-3 under paragraph (k)(2)(ii), as described in Supplemental Schedule II.

## 9. Subordinated Liabilities

International had no subordinated liabilities at any time during the year ended December 31, 2001. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2001.

# Supplemental Schedules

Supplemental
Schedule I
Exhibit I

## GBM International, Inc.
**(a wholly-owned subsidiary of Portfolio Investments, Inc.)**
**Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission**
**December 31, 2001**

| | |
|---|---|
| Net capital:- | |
| Total stockholder's equity | $ 1,996,007 |
| Addition and credit | 2,000 |
| | 1,998,007 |
| Reductions and charges: | |
| Capital charge for spot and commodity futures | 15,000 |
| Nonallowable assets: | |
| Equipment, net | 5,296 |
| Receivables from affiliates | 37,668 |
| Nonallowable securities | 732,320 |
| Other nonallowable assets | 198,889 |
| Total nonallowable assets and charges, net | 989,173 |
| Net capital before haircuts on security positions | 1,008,834 |
| Haircuts on security positions | 123,116 |
| Net capital | $ 885,718 |
| Aggregate indebtedness | $ 220,813 |
| Percent of aggregate indebtedness to net capital | 24.93 |
| Computation of basic net capital requirement: | |
| Minimum net capital requirements (greater of 6-2/3% of aggregate indebtedness or $250,000) | $ 250,000 |
| Excess net capital | $ 635,718 |

There are no material differences between the amounts reported above and those included in International's unaudited FOCUS Report.

Supplemental
Schedule II

## GBM International, Inc.

**(a wholly-owned subsidiary of Portfolio Investments, Inc.)**
**Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission**
**December 31, 2001**

International is exempt from the possession, control and reserve requirements under paragraph (k)(2)(ii) of rule 15c3-3 as International is an introducing broker and dealer who clears all transactions with and for customers on a fully disclosed basis with clearing brokers and dealers and promptly transmits all customer funds and securities to the clearing brokers and dealers which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by clearing brokers and dealers.

# GBM International, Inc.

(a wholly-owned subsidiary of Portfolio Investments, Inc.)

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16



**PricewaterhouseCoopers LLP**
1201 Louisiana, Suite 2900
Houston TX 77002-5678
Telephone (713) 356 4000
Facsimile (713) 356 4717

**Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16**

To the Board of Directors of
GBM International, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of GBM International Inc. (International) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC) and Regulation 1.16 of the Commodity Futures Trading Commission, (the CFTC) (collectively, the Commissions), we have made a study of the practices and procedures followed by International, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16 in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. Making the periodic computation of minimum financial requirements pursuant Regulation 1.17; and

3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because International does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by International in the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements of prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;





4. Making the daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

5. Making the daily computations of foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of International is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commissions' above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which International has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulations 1.16 list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control including procedures for safeguarding customer and firm assets, including securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this

PRICEWATERHOUSECOOPERS



understanding and on our study, we believe that the International's practices and procedures were adequate at December 31, 2001, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Futures Association, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers or Regulation 1.16 under the Commodity Exchange Act, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 18, 2002